Mail Stop 3561

February 20, 2007

Bruce C. Dale
President and Chief Executive Officer
Duckwall-ALCO Stores, Inc.
401 Cottage Street
Abilene, KS 67410-2832

> **Re:** **Duckwall-ALCO Stores, Inc.**
> **Form 10-K/A for Fiscal Year Ended January 29, 2006**
> **Filed May 4, 2006**
> **File No. 0-20269**

Dear Mr. Dale:

We have completed our review of your Form 10-K/A and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief